PRESS RELEASE

DEXIA

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EMBARGO 5.40 PM
21/05/2003 11 PAGES

«MEDIA»
«NOM»



Activity and Results as of March 31st, 2003

- **Net Income: EUR 315 million**

- **Satisfying operating performance in a very bad environment**

	Underlying* Gross Operating Income		
	In EUR Million	Evolution Q1 03/Q1 02 **	Evolution Q1 03/Q1 02 ** At constant exchange rate
Total Group	494	+2.5%	+7.6%
Of which			
Public/Project Finance and Credit Enhancement	301	+ 9.5%	+19.1%
Retail Financial Services	83	+ 33.2%	+33.2%
Investment Management Services	61	- 35.6%	-29.4%
Capital Markets and Treasury activities	107	- 18.8%	-15.5%

* i.e. excluding exceptional items ** pro forma Q1 2002

- **Positive reaction to the Commercial Offer made to "share leasing" clients of Dexia Bank Nederland**

I Consolidated Results

(Euros Millions)	*1st quarter 2002*[1]	*1st quarter 2003*	Evolution Total *Underlying**	Evolution at constant exchange rate Total *Underlying**
Revenues	*1,329*	*1,248*	**-6.1%** *-1.5%*	**-3.7%** *+1.1%*
Costs	*-789*	*-760*	**-3.6%** *-3.9%*	**-2.6%** -2.9%
❑ *Gross Operating Income*	*540*	*487*	**-9.8%** *+2.5%*	**-5.2%** *+7.6%*
Cost of Risk	*-32*	*- 65*	**X 2** *+50.3%*	
Net Gains and Write Downs on LT Investments	*+33*	*+50*	**+53.6%** ***nm***	
Amortization of Goodwill	*-14*	*-12*	**-7.9%** -7.9%	
Corporate Income Tax	*-117*	*-144*	**+22.8%** *+21.6%*	
Result of Affiliates	*+19*	*+18*	**-3.8%** *-3.8%*	
Allocation (-) or Write Back (+) to the GBBR	*-5*	*+1*	**nm** ***nm***	
Minority Interests	24	20	**-16.0%** *-6.7%*	
❑ *Net Income*	*399*	*315*	**-21.2%** *-11.6%*	**-16.1%** *-5.7%*

* i.e.excluding exceptional or nonrecurring items

Dexia's Board of Directors met on May 21st, 2003. It approved the Group's accounts as of March 31st, 2003.

Revenues, i.e. EUR 1,248 million, showed a reduction of -6.1% compared to the same period last year. But when exceptional and nonrecurring revenues are excluded, the decrease amounted to -1.5%. Such a decrease takes place in a period of unstable financial markets, following a difficult year 2002. The big decrease of the US Dollar parity negatively affected the revenues of the Group's first business line, Public Finance. At constant exchange rate, total underlying revenues would have increased by +1.1%, and revenues of the first business line alone by +11.6%. The moderate decline in revenues is due principally to the bad overall environment in equity markets, which penalized Investment Management Services and from the deliberate reduction in some Capital Markets and Treasury activities, from the beginning of this year.

Operating expenses amounted to EUR 760 million, i.e. a decrease by –3.6% compared to the first quarter of 2002. Excluding exceptional items, operating expenses decreased by -3.9%. This good performance demonstrates the continuing efforts to contain costs and meet the goal of not exceeding for the current year the level of expenditures of 2002.

[1] Pro-forma

Gross Operating Income (GOI) amounted to EUR 487 million, a decrease of –9.8% compared to the first quarter of 2002. Excluding exceptional items, the GOI rose +2.5% and +7.6% at constant exchange rate. The trend of the underlying gross operating income for the last 5 quarters, indicated in the table below, shows the good results obtained notably in the cost reduction program launched at the end of 2001.

Excluding exceptional and nonrecurring items (Q1 2002 to Q4 2002: pro-forma)

EUR Millions	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003
Revenues	1,270	1,312	1,114	1,347	1,251
Costs	-788	-774	-745	-793	-757
Gross Operating Income	482	538	368	553	494

Cost of Risk for the 1st quarter of 2003 amounted to EUR 65 million, as opposed to EUR 32 million over the same period in 2001. Excluding exceptional provisions (see below – exceptional items), the level of provisioning for the 1st quarter of 2003 was EUR 42 million. This is substantially below the average of last year (EUR 274 million for the full year 2002, i.e. EUR 68.5 million on average for a quarter).

Net gains and write-backs on long-term investments recorded a gain of EUR 50 million for the 1st quarter, exclusively composed of the capital gain on the sale of a business line in the Netherlands, the on-line broker "Alex". In the 1st quarter 2002, this caption amounted to EUR 33 million, of which EUR 16 million was underlying (gain on a real estate transaction financed by Dexia Bank in Brussels) and EUR 17 million was exceptional.

Corporate income tax for the first quarter was EUR 144 million compared with EUR 117 million for the 1st quarter in the previous year. This increase is attributed to the tax treatment of capital gains. Some capital gains were not taxable in 2002, although some capital losses were not tax deductible in 2003.

Net Income, at EUR 315 million, decreased by –21.2% and by –11.6% excluding non-recurring items, compared to the 1st quarter of 2002. At constant exchange rate, the decrease would have been –5.7%.

ROE (Return on Equity) amounted to 14.6%[2] on a yearly basis.

Net Income per Share amounted to EUR 0.27 for the 1st quarter of the year.

Group Tier One Ratio ended at 9.3% on March 31st 2003 unchanged compared to its level at the end of the year 2002.

II Operations and Underlying Results of the Core Business Lines

The overall context of the economy and stock markets over the 1st quarter of 2003 worsened compared to the 4th quarter of 2002, which was already slack. Dexia was not spared, although its different business lines were influenced at different degrees. Once again, the Group's first business line has proven its ability to keep generating recurring profit even in a very bad environment, and despite the negative effect of the decrease of the US Dollar against the Euro.

[2] If the goodwill relating to the share exchange offer on Dexia-BIL (in 1999), the acquisitions of FSA and Labouchere (in 2000), of Artesia BC, Kempen&Co, and Groupe Financière Opale (in 2001) had been capitalized and amortized over a period of 20 years, the ROE annualized would have been 7.8% for the 1st quarter of 2003.

1. 1st business line: Public/Project Finance and Credit Enhancement

Activity

The long-term financing activity was very satisfying during the first three months. ***Production*** [3] amounted to EUR 6.8 billion, an increase of +28.8% over the same period in 2002 (+39.0% at constant exchange rate). This progression took place in almost all the markets where Dexia operates, and occurred in both the local public sector (+20.7%, at EUR 5.4 billion) and the Project finance and large corporate sector financing activity (+73.0% at EUR 1.4 billion). The following points should be noted i) Public Finance in the U.S. (excluding FSA) withstood very well (+20.0% at constant exchange rate, but a –4.1% decrease due to the decrease of the Dollar rate) ii) important increase of the production in France, and in particular an important transaction won by Dexia with the Provence Alpes Côte d'Azur region (railway transport equipment) iii) a +33.2% increase in Belgium, achieved primarily in the public local finance sector iv) an increase of the business in the United Kingdom (EUR 631 million, almost half of which on a transaction conducted with the *Network Rail)* v) the doubling of production in Spain (+125.5% at EUR 498 million), and in Italy (+85.4% at EUR 467 Million) vi) and finally, the opening, by Kommunal Kredit Austria, of a new representative office in Warsaw. Reflecting the good commercial activity during the quarter and preceding periods, ***long-term outstandings*** have increased. They amounted to EUR 170.3 billion in total, at the end of March 2003, an increase of +9.4% over 12 months. Excluding Germany and companies accounted for by the equity method (Austria), they amounted to EUR 132.4 billion, an increase of +7.6% over 12 months, or +12.4% at constant exchange rate.

In addition to the long-term credit activity of this business line, the 1st quarter as a whole held up very well. Thus, ***short-term loans*** rose to EUR 21.6 billion, an increase of +18.0% over 12 months. Besides, ***deposits and assets under management*** of the business line's customers amounted to EUR 19.8 billion as of March 31st, 2003, an increase of +15.8% over 12 months. ***Insurance*** activities in this business-line, catering in particular to local government employees, conducted mainly by Dexia-Sofaxis and non-personal customers (DVV Insurance) also recorded growth. Premiums for the first quarter of 2003 collected by Dexia-Sofaxis (EUR 161 million) exceeded those over the same period in 2002 by +19.2%. Insurance premiums issued by DVV Insurance reached EUR 51.8 million, an increase of +27.9% compared to last year's 1st quarter. Finally, the ***debt management*** activity achieved in the Group was excellent during the first quarter of 2003, with EUR 4.5 billion of facilities restructured in France, in Belgium, and for the first time in the United States.

Regarding ***FSA*** (Financial Securities Assurance), the activity of the first quarter of the year made a pause in its rate of progress (see press release dated May 5th, 2003 available on the web site of the subsidiary[4]). The reduced activity was mainly experienced in the sector of ABS (*Asset Back Securities*) and reflects FSA's cautious approach in this sector during a period of economic weakness. However, ***net par outstanding*** continued to grow, reaching US$ 269 billion at the end of March 2002 (up +16.6% compared to one year earlier).

Underlying results (excluding exceptional items and based on a similar scope)

EUR millions	1st quarter 2002*	1st quarter 2003	*Evolution*	*Evolution at constant exchange rate*
Revenues	438	455	*+3.9%*	*+11.6%*
Costs	-163	-154	*-5.6%*	*-1.1%*
Gross Operating Income	275	301	*+9.5%*	*+19.1%*
Net Income	192	193	*+0.8%*	*+11.4%*

* pro forma

In line with the strong business performance, ***revenues*** recorded an increase of +3.9%. The decrease of the US Dollar against the Euro between the two quarters compared explains a decrease of EUR –34 million in revenues of the 1st quarter 2003. At constant exchange rate, revenues would have been up +11.6%.

The underlying ***gross operating income*** for the 1st quarter of 2003 was up +9.5% thanks to a decline in the business line's underlying costs (-5.6%). The underlying ***cost/income ratio*** has improved and is now 33.8%, coming from 37.2% 12 months earlier. Such an improvement would have been even better without the exchange rate effect.

[3] Excluding Germany and companies accounted for by the equity method
[4] www.fsa.com

Net income recorded an increase of +0.8% (+ 11.4% at constant exchange rate) because of a higher (although modest and below the average of the year 2002) level of provisions and a EUR 14 million profit on a transaction in 1st quarter 2002, which has no equivalent in 2003.

Return on economic equity for the business line remains high at 23.2%.

1st business line: Public Finance – excluding exceptional and nonrecurring items (Q1 2002 to Q4 2002: pro-forma)

EUR Millions	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003
Revenues	438	442	401	512	455
Costs	-163	-144	-149	-175	-154
Gross Operating Income	275	298	252	338	301
Cost of Risk	-13	-43	-35	-77	-24
Net Income	192	179	151	199	193
Cost/Income Ratio	37.2%	32.6%	37.2%	34.2%	33.8%
ROEE (*)	23.0%	21.8%	18.1%	23.2%	23.2%

(*) Return on economic equity, annualized

2. 2nd business line: Retail Financial Services

This segment continued to feel the effects of a difficult economic and market environment, characterized by:
- interest rates remaining at very low levels,
- unfavorable market valuations, bearing on mutual funds and unit linked life insurance business and that encouraged clients to prefer guaranteed yield products against stock investments,
- a particularly strong competition in the Belgian market, mainly on savings deposits, used as a promotional product.

Activity

In this environment, Dexia Bank Belgium has seen total ***customer assets*** increase slightly as opposed to what they were in December 2002, to reach EUR 79.0 billion (+0.3%). This increase is due to the very good performance of balance sheet products (deposits, savings bonds and Euro-bonds), which showed an increase of +1.6%, amounting to EUR 56.3 billion, as at March 31st, 2003. More precisely, savings deposits and Euro-bonds outstandings increased respectively by +5.2% and +1.3%, whereas savings bonds suffered from the reduction of long-term interest rates, and went down by –3.4%.

As for mutual funds, they were affected by the low stock markets conditions, going down by –4.5% over the quarter, to reach EUR 15.5 billion. ***Life Insurance products*** have increased by +2.2% over the same period, amounting to EUR 5.9 billion technical reserves. This increase was supported by the success of guaranteed yield life insurance products (branch 21), which increased by +6.2% over the quarter (to EUR 2.7 billion), while unit-linked products suffered from the difficult stock market environment (-0.9% decrease over the quarter, to EUR 3.2 billion). Over the quarter, total insurance premiums collected amounted to EUR 502 million, up +13.3% compared with the same quarter of last year. Regarding the ***customer loans*** activity, outstandings have increased by +0.1% over the quarter, reaching EUR 22.4 billion on March 31st, 2003. This rise was linked to the good performance of the activity of mortgages (outstandings up +0.9% over the quarter, to EUR 13.6 billion), which more than compensated the fall in consumer loans (outstandings down -1.7% to EUR 2.2 billion) and SME and self-employed loans (outstandings down –1.0% to EUR 6.6 billion).

Underlying results (excluding exceptional items and based on a similar scope)

EUR millions	1st quarter 2002*	1st quarter 2003	*Evolution*
Revenues	413	430	*+4.1%*
Costs	-351	-347	*-1.0%*
Gross Operating Income	62	83	*+33.2%*
Net Income	46	50	*+8.1%*

* pro forma

Underlying ***revenues*** for the business line (EUR 430 million for the 1st quarter of 2003) recorded an increase of +4.1%, i.e. EUR +17 million compared to the same period in 2002. This rise comes primarily from an increase in the interest margin and related income and (up EUR +18 million) and the technical and financial margin of insurance activities (up EUR +15 millions), slowed down by a decrease of commissions and other revenues (down EUR –16 million).

The interest margin has been pushed up by the increase in savings deposits outstandings and by a positive interest rate effect on customer loan outstandings, partially compensated by shrinking margins on deposits.

The change in the asset-liability policy has also contributed to the progression of the interest margin. Commissions went down due to lower commissions earned on mutual funds. Regarding insurance activities, revenues linked to guaranteed life insurance (branch 21) and property and casualty products have increased, while unit-linked life insurance products (branch 23) have continued to suffer from the troubled equity markets and the lower customer demand for these products. Finally, impairments (for an amount of EUR 9 million) have been accounted in the investment portfolios of Insurance companies.

Underlying ***costs*** decreased by –1.0% compared to the 1st quarter of last year, due to a decrease in staff costs.

Underlying ***gross operating income*** of the 1st quarter of 2003 was up +33.2%, thanks to the progression in revenues and the decline in costs. Underlying ***cost income ratio*** has improved, from 85.0% in the 1st quarter of 2002 to 80.8% in the 1st quarter of this year.

Underlying ***net income*** recorded a more moderate increase due to higher income tax charge, explained by a rise in the average tax rate (provisions for capital losses non deductible, and change of the tax regime for dividends in Belgium). Annualized ***return on economic equity*** stood at 11.1% for the 1st quarter of this year.

2nd business line: Retail Financial Services - Excluding exceptional and nonrecurring items (Q1 2002 to Q4 2002: pro-forma)

EUR Millions	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003
Revenues	413	449	422	421	430
Costs	-351	-354	-330	-342	-347
Gross Operating Income	62	95	92	79	83
Cost of Risk	-11	-9	-9	-13	-13
Net Income	46	67	46	45	50
Cost/Income Ratio	85.0%	78.9%	78.2%	81.2%	80.8%
ROEE (*)	10.4%	14.4%	10.1%	9.1%	11.1%

(*) return on economic equity, annualized

3. 3rd business line: Investment Management Services

In Investment Management Services (Private Banking, Asset Management, Fund Administration, Equity-related activities) business conditions continued to be highly unfavorable, with a new degradation of equity markets and the specific situation of Dexia Bank Nederland.

Activity

The various divisions of the business line have experienced contrasting evolutions. **Private Banking** customer assets (*share leasing* excluded, refer below) stood at EUR 29.1 billion end of March 2003, down –5.4% compared to the end of 2002. This evolution is due to both market valuations (EUR -1.0 billion) and a withdrawal (EUR -0.6 billion), largely linked to the withdrawal of low-margin assets or to their transfer to the Luxemburg retail bank division.

In the **Asset Management** business (excluding Dexia Bank Nederland), assets went down in the first quarter, reaching EUR 68.2 billion as of March 31st, 2003, down –1.8% compared to the end of 2002. This decrease is entirely due to a negative market effect, of EUR -2.1 billion (or –3.0%), the net gathering for the quarter being positive, EUR 0.9 billion (or +1.2% of organic growth). This growth is largely the effect of the institutional asset management activities (under discretionary mandate), which Dexia Asset Management is successfully developing.

In **Fund Administration**, the activity showed a globally satisfying trend, considering the market conditions and the termination of a EUR 5.6 billion mandate. This withdrawal will be compensated in the coming weeks by the new mandate signed by Julius Baer. Assets under mandates from funds and institutions stood at EUR 108.1 billion[5] as at March 31st, 2003, down –5.8% (or EUR 6.7 billion), compared with the end of 2002. EUR 2.0 billion of this decrease is attributable to valuations, and another EUR 5.6 billion by the withdrawal mentioned above. These two effects excluded, *custody activity* showed a positive organic growth. The *central administration* activity was globally good with the total number of portfolios under management increasing by +4.5% over the last 12 months. This figure is up +0.1% when compared to the end of 2002, in spite of the withdrawal mentioned above. Finally, the *transfer agent* business indicators clearly indicate the expected "wait-and-see" attitude of the customers of funds managed in times of troubled or unstable markets. Thus, the total number of transactions decreased by –6.1% compared to the 1st quarter of last year and the number of registers remained almost stable compared with the end of last year (-0.2%).

Concerning **Dexia Bank Nederland**, the "Dexia Commercial Offer" took place during the first quarter of 2003. As previously announced, this offer was made to customers with the aim of making their situation towards the bank easier, and of reducing the inconvenience caused by the important drop of the Amsterdam Stock Exchange for those with contracts coming due with potentially an unexpected residual debt. This offer, in the form of a prospectus bearing the visa of the authorities, was addressed to almost 200,000 clients likely to see their contract expire with a residual debt, taking into account the value of their equity portfolio. Approximately half of the addressees gave their answer, of which about 80% were positive. Considering that the six-week delay initially planned to give an answer was exceeded in an important number of cases, it was decided that the offer would be extended for three more weeks. The positive reaction to the Dexia Offer will have an important effect in terms of reduction in the credit risk for the bank. The outstandings as at May 9th, 2003 indeed shows that, on a (theoretic) under collateralization of EUR 1.9 billion for the total portfolio, redeemable contracts, implying a low risk for the bank, and bullet contracts for which clients have accepted the offer, represent together more than EUR 1.0 billion. The Dexia Offer is in the process of achieving its goals, which are to make things easier for clients while reducing the credit risk for the bank and to re-initiate the commercial relationships between the bank and its clients.

The plan of action also called for a "Hardship Committee" to be set up to specifically examine and deal with difficult cases. As a reminder, this committee was formed of three independent, highly respected and experienced personalities in the Netherlands, and was commissioned to examine the situation of clients for whom the measures of the above-mentioned Commercial Offer were not sufficient. At this stage, all the eligibility criteria were defined, and the first cases examined and settled.

Finally, the legal separation in two separate entities planned for Dexia Bank Nederland took place on April 14th, 2003.

[5] on total assets under custody of EUR 285.0 billion as of March 2003, for DEXIA BIL Group only

In this environment, and because of persistently bad market conditions, the "share leasing" activity of ex-Labouchere was insignificant, the 1st quarter production amounted to EUR 60 million, coming largely from increases on existing contracts; the credit outstandings thus went down by –1.6% compared with the end of 2002, to reach EUR 4.0 billion at the end of March 2003. Regarding the activities of the ex-Kempen & Co, the stock market environment was very unfavourable to MBO, IPO and M&A transactions.

Underlying results (excluding exceptional items and based on a similar scope, including Dexia Bank Nederland)

EUR millions	1st quarter 2002 *	1st quarter 2003	*Evolution*	*Evolution at constant exchange rate*
Revenues	273	224	*- 18.0%*	*-15.9%*
Costs	- 178	- 162	*- 8.6%*	*-8.6%*
Gross Operating Income	95	61	*- 35.6%*	*-29.4%*
Net Income	67	43	*- 35.9%*	*-29.7%*

* pro forma

In such difficult market circumstances during this 1st quarter, and given the situation and measures taken in the Netherlands, the underlying ***net income*** of the business line as of March 31st, 2003 decreased by –35.9% to amount to EUR 43 million (against EUR 67 million for the 1st quarter of 2002). At constant exchange rate, the decrease would have been of –29.7%. This is due to a decrease in ***revenues*** (-18.0%), which has only been partially compensated by a reduction, although substantial, in ***costs*** (-8.6%). The consequence of this higher decrease of revenues compared to costs is a decline in ***gross operating income*** by –35.6%. ***Cost income ratio*** stood at 72.6% for the 1st quarter of 2003, compared to the same period of last year.

The annualized ***return on economic equity*** stood at 27.4%.

The table below shows the contributions of each sub-segment to the total gross operating income of the business line, while isolating Dexia Bank Nederland.

MM EUR (*)	**Private Banking**		**Asset Management**		**Fund Administration**		**Equity-related activities**		**Dexia Bank Nederland**	
	Q1 02	Q1 03	Q1 02	Q1 03	Q1 02	Q1 03	Q1 02	Q1 03	Q1 02	Q1 03
Revenues	79	74	39	31	54	49	12	7	89	64
Costs	-63	-56	-21	-21	-32	-35	-11	-10	-51	-40
GOI	16	17	18	10	21	14	1	-3	38	24

(*) Excluding exceptional and non-recurring items; pro forma for Q1 02

The revenues in **Private Banking** amounted to EUR 74 million, down –6.4% compared to the 1st quarter of 2002, correlative to the decrease in customer assets impacting all types of commissions. Costs fell by –10.1% to EUR 56 million as the result of the cost reduction program. Consequently, gross operating income increased, a good performance in the unfavorable environment that existed.

The **Asset Management** business continued to suffer from the unstable financial markets; revenues went down (-21.8%) due to the fall in customers' assets and the shift from equity products to funds with lower margins (such as fixed income or money market funds).

Revenues in **Fund Administration** decreased by –9.8% to EUR 49 million following the fall in assets under custody and number of transactions (subscriptions/repurchase). Costs rose by +7.9%, to EUR 35 million, linked to growing investments (IT and staff) justified by a developing business.

Revenues in **Equity-Related activities** amounted to EUR 7 million for the 1st quarter of 2003 down –44.1% compared to the 1st quarter of 2002. This decline occurred primarily in Dexia Securities France, which had a great first quarter in 2002 thanks to an important level of activity on derivatives. Revenues have stabilized compared to the last quarter of 2002, after decreasing in the course of the year 2002.

Underlying revenues of **Dexia Bank Nederland**[6] amounted to EUR 64 million, down –28.2% over one year. This decrease can be explained by a fall in revenues for all sub-segments: private banking, asset management and equity-related activities. Shrinking margins for share leasing products impacted the net interest and related income, and fall in commissions is notably due to the stop in production of new share-leasing products. Revenues of the asset management business went also down under the effect of decreasing assets under management and revenues in equity-related activities have suffered from the difficult environment, both in the capital markets and the M&A sector. Costs fell by –21.5% to EUR 40 million, thanks to the cost reduction program launched in 2002. This means that underlying gross operating income went down –37.3% to EUR 24 million.

As a synthesis, over the 5 last quarters, the underlying net income of the 3rd business line, including Dexia Bank Nederland, evolved as follows:

3rd business line: Investment Management Services – excluding exceptional and nonrecurring items, including Dexia Bank Nederland -Q1 2002 to Q4 2002: pro-forma

EUR Millions	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003
Revenues	273	260	253	254	224
Costs	-178	-169	-169	-180	-162
Gross Operating Income	95	90	84	74	61
Cost of Risk	0	1	-5	-3	-2
Net Income	67	62	56	51	43
Cost/Income Ratio	65.1%	65.2%	66.8%	70.8%	72.6%
ROEE (*)	43.2%	40.7%	36.8%	33.0%	27.4%

(*) Return on economic equity, annualized

III Capital Markets and Treasury Activities

In the difficult environment that prevailed in financial markets, these support activities of the different group's business lines held up very well and this in spite of the lower amount of capital allocated to this business line to comply with the objective of limiting the risks. In terms of long-term funding, the group issued almost EUR 7 billion new long-term resources over the quarter (with an average life of 6.2 years).

Underlying Results (excluding exceptional items and based on a similar scope)

EUR millions	1st quarter 2002*	1st quarter 2003	*Evolution*	*Evolution at constant exchange rate*
Revenues	177	148	*-16.3%*	*-13.6%*
Costs	-46	-42	*-9.1%*	*-8.1%*
Gross Operating Income	131	107	*-18.8%*	*-15.5%*
Net Income	112	78	*-30.5%*	*-27.4%*

* pro forma

Net income amounted to EUR 78 million, down –30.5%. ***Revenues*** for the quarter reached EUR 148 millions, down –16.3% compared to an exceptionally high level for the first quarter of last year. Part of these revenues being US Dollar-denominated, the decrease of the latter against the Euro affected revenues in Euro. Revenues at constant exchange rate would have been down –13.6%.

Costs were strictly contained to amount to EUR 42 millions, down –9.1%, as a result of the merger of the two trading rooms in Belgium and the integration of IT systems.

[6] in its scope before the split with Kempen & Co

Gross operating income amounted to EUR 107 million (-18.8%). ***Cost income ratio*** was 28.1% for this quarter.

The financial performance of this business line is satisfactory with an annualized ***return on economic equity (ROEE)*** of 30,1%.

Capital Markets and Treasury Activities – Excluding exceptional and nonrecurring items (Q1 2002 to Q4 2002: pro-forma)

EUR Millions	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003
Revenues	177	166	73	138	148
Costs	-46	-40	-41	-44	-42
Gross Operating Income	131	125	32	94	107
Cost of Risk	3	-2	-6	-19	-2
Net Income	112	85	19	66	78
Cost/Income Ratio	25.9%	24.4%	55.9%	31.6%	28.1%
ROEE (*)	38.8%	28.5%	6.2%	22.8%	30.1%

(*) Return on economic equity, annualized

IV Central Assets – Exceptional Items

1. **Central Assets underlying** (excluding exceptional items and based on a similar scope)

EUR millions	1st quarter 2002*	1st quarter 2003
Revenues	-31	-5
Costs	-51	-52
Gross Operating Income	-81	-57
Net Income	-74	-61

* pro forma

The Central Assets segment records, on the revenue side, the revenues from excess capital, corporate participations and currency hedgings. On the cost side, the segment includes primarily the central costs and the costs that could not be allocated to a business line. Revenues went up between the 1st quarter of 2002 and the 1st quarter of 2003, accounting for less impairments (difference of EUR 17 million) on the one hand, and currency hedge revenues of EUR 8 million more than last year on the other hand.

2. **Exceptional and nonrecurring Items**

EUR millions	1st quarter 2002*	1st quarter 2003
Revenues	+59	-3
Costs	-1	-4
Gross Operating Income	58	-7
Cost of Risk	-4	-23
Net Gains and Write-downs	+17	+50
Corporate Income tax	-6	-9
Allocations (-) or write-backs (+) to the GBRR	-5	+1
Net Income	+58	+13

* pro forma

Exceptional Revenues went down EUR –63 millions, as the group did not realize capital gains on its OLO portfolio (Belgian Government Bonds), whilst it did in the 1st quarter of last year. Cost of risk includes an allocation of EUR 18 million to the specific provisions for the share leasing portfolio of Dexia Bank Nederland, the general provision being unchanged (the provisioning policy will be adapted from June 30th, 2003 to take into account the final results of the "Dexia Offer"). Finally, a pre-tax capital gain of EUR +50 million was recorded in the accounts of the 1st quarter of 2003 linked to the sale of the on-line broker "Alex" in the Netherlands. All in all, the contribution of exceptional items between the 1st quarter of last year and the 1st quarter of this year went down EUR –45 million, which explains a significant part of the fall in total Dexia group's net income between these two periods (EUR –84 million).

Commenting on the results, Pierre RICHARD, CEO and Chairman of Dexia Management Board, declared:

"In the particularly uncertain environment of the world economy and financial sector during the first quarter of 2003, the results of Dexia testify to the strength of its first core business-line, in Europe as well as in the U.S. We take pride of the continuing progress that we have achieved in the retail banking business-line, in spite of an unfavorable environment. Dexia, as the rest of the industry, suffered from the sluggish customer demand for asset management products, and Capital Markets and Treasury Activities have continued to perform well, in spite of the deliberate downscaling of some activities. All in all, the operating results stood well. Concerning the subsidiary in the Netherlands, the positive reaction to the commercial offer will facilitate the settlement of this issue, and the various risks and costs for the treatment of the outstanding contracts are covered in a conservative way by the existing provisions.

Exhibit

Main Balance Sheet Items

EUR billion	Dec. 31, 2002	March 31, 2003	Trend
Total balance sheet	**350.9**	**355.2**	***+1.2%***
Shareholders' equity	**9.1**	**8.8**	***ns***
Customer deposits	**85.3**	**85.2**	***-0.2%***
Debt securities	**146.5**	**147.1**	***+0.4%***
Customer loans	**157.8**	**156.5**	***-0.8%***
Bonds, equities and other securities	**121.9**	**127.3**	***+4.4%***
Long-term Investments	**1.9**	**1.9**	***-1.3%***